UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 9, 2020

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the new release which appears immediately following this page.

Investor Relations

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Media Relations

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09 April 2020

News Release

UBS agrees to pay 2019 dividend in two instalments following FINMA request

Following a request from FINMA, the UBS Board of Directors proposes shareholders approve that the previously announced dividend of USD 0.73 for the financial year 2019 will be paid in two instalments, a dividend distribution of USD 0.365 per share and the establishment of a special dividend reserve of USD 0.365 per share

The Board of Directors intends to propose a special dividend of USD 0.365 per share after the publication of UBS’s third quarter results, subject to shareholders approval at an extraordinary general meeting

We decided to comply with the request from FINMA even as UBS’s strong capital, funding and liquidity position enables it to support its clients and the economy while paying the dividend in full

UBS currently expects to report a first quarter 2020 net profit of around USD 1.5 billion and expects its CET1 capital and CET1 leverage ratios to be in line with its targets, and well above regulatory requirements

As part of the ongoing UBS COVID-19 response, we are actively supporting the economy, in particular by lending to our clients in Switzerland and internationally. We are also extending liquidity to SMEs and advising corporate, institutional and wealth management clients around the world

Zurich / Basel, 09 April 2020 – Following a request from FINMA, the Board of Directors has revised the 2019 dividend proposal to be approved by shareholders at the Annual General Meeting on 29 April 2020. The Board of Directors asks shareholders to approve a dividend distribution of USD 0.365 per share to be paid on 7 May 2020 and a special dividend reserve of USD 0.365 per share. The Board of Directors intends to propose the distribution of this additional USD 0.365 per share at an extraordinary general meeting, to be convened on 19 November 2020, after publication of UBS’s third quarter results.

UBS currently expects to report a first quarter 2020 net profit of around USD 1.5 billion, with strong operating performance in all business divisions, even after accounting for credit loss expenses and own credit valuation adjustments. The firm expects its CET1 capital and CET1 leverage ratios at the end of the first quarter 2020 to be in line with its targets, and well above regulatory requirements, despite market conditions leading to a significant increase in credit and market risk RWAs. UBS will publish its first quarter 2020 results on 28 April.

Axel A. Weber, Chairman of the Board of Directors: "Our financial strength well above regulatory requirements and prudent risk management allow us to deliver on our current capital returns policy. Nevertheless, at FINMA's request, we have adjusted the 2019 dividend payout proposal given the high and unprecedented uncertainty."

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Sergio P. Ermotti, Group Chief Executive Officer: "The first quarter of 2020 once again showed our business model's ability to perform well under a variety of market conditions. We have been supporting our clients with lending and advice, helping them to navigate in this very difficult environment."

To the extent UBS decides not to proceed with the payment of the second instalment of the 2019 dividend to preserve capital, we will eliminate all cash payments of the 2020 GEB incentive award and allocate them into our deferred equity-based and contingent capital compensation plans. As needed, we also commit to take further measures as the year unfolds in all 2020 compensation decisions and review our policies for both management and the Board of Directors.

UBS supports the immediate measures announced by the Swiss Federal Council to support the economy with a focus on SME in conjunction with UBS and other Swiss banks. The firm has already provided CHF 2.1 billion in liquidity to over 16,000 mostly small and medium-sized companies since the launch of the Swiss government-backed lending program on 26 March 2020. UBS has committed to make no profit from this support. Through our Swiss business domestically and our Investment Bank globally, we have provided liquidity to our corporate clients. Our Global Wealth Management business has provided advice to clients worldwide. Finally, UBS has committed to donate USD 30 million towards COVID-19 aid projects to support the communities in which the firm operates.

UBS Group AG and UBS AG

Investor contact

Switzerland:    +41-44-234 41 00

Media contact

Switzerland:    +41-44-234 85 00

UK:                 +44-207-567 47 14

Americas:        +1-212-882 58 58

APAC:             +852-297-1 82 00

www.ubs.com/media

Cautionary Statement Regarding Forward-Looking Statements

This media release contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual development s and results to differ materially from UBS’s expectations. The outbreak of COVID-19 and the measures being taken globally to reduce the peak of the resulting pandemic will likely have a significant adverse effect on global economic activity, including in China, the United States and Europe, and an adverse effect on the credit profile of some of our clients and other market participants, which may result in an increase in expected credit loss expense and credit impairments. The unprecedented scale of the measures to control the COVID-19 outbreak create significantly greater uncertainty about forward looking statements, in addition to the factors that generally affect our businesses, but not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and

UBS Group AG and UBS AG, News Release, 09 April-2020                                                                                                                 Page 2 of 2

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other financial resources, including changes in RWA assets and liabilities arising from higher market volatility and other changes related to the COVID-19 pandemic. (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (iii) the continuing low or negative interest rate environment in Switzerland and other jurisdictions, (iv) developments (including as a result of the COVID-19 pandemic) in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS’s clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS’s business activities; (v) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (vi) UBS’s ability to maintain and improve its systems and controls for the detection and prevention of money laundering and compliance with sanctions to meet evolving regulatory requirements and expectations, in particular in the US; (vii) the uncertainty arising from the UK’s exit from the EU; (viii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA as well as the amount of capital available for return to shareholders; (xi) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xii) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiv) UBS’s ability to implement new technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xv) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, and systems failures, the risk of which is increased while COVID-19 control measure require large portions of UBS and it’s service providers staff to work remotely ; ( xvii) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified

UBS Group AG and UBS AG, News Release, 09 April-2020                                                                                                                 Page 3 of 2

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in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2019. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

UBS Group AG and UBS AG, News Release, 09 April-2020                                                                                                                 Page 4 of 2

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-225551) and on Form F-4 (Registration Number 333-234705), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; and 333-228653), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

Date:  April 9, 2020